# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARGO THERAPEUTICS, INC., CIK 0001966494
CUSIP: 14179K101
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 835 INDUSTRIAL ROAD, SUITE 400, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-120362
Filed by CIK 0001699737

## Reporting persons
- Samsara BioCapital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Samsara BioCapital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Srinivas Akkaraju: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CARGO THERAPEUTICS, INC.
Address of issuer's principal executive offices: 835 INDUSTRIAL ROAD, SUITE 400, SAN CARLOS, CA, 94070.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Samsara BioCapital, L.P. ("Samsara LP")
Samsara BioCapital GP, LLC ("Samsara GP")
Srinivas Akkaraju ("Dr. Akkaraju")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Samsara BioCapital, LLC
628 Middlefield Road
Palo Alto, CA 94301
Citizenship:
Samsara LP Delaware
Samsara GP Delaware
Dr. Akkaraju United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Statement, dated as of November 14, 2024 (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on November 14, 2024).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (11/14/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (11/14/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (11/14/2025)